Exhibit 99.101

Suite 1900 - 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 14, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold reports Financial Results for its First Quarter ended June 30, 2011
Revenue for the Q1 2011 increases 95% over Q1 2010

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) is pleased to report its first quarter (“Q1”) ended June 30, 2011 financial results. All results are presented in United States dollar (“US Dollars” or “USD”) unless otherwise stated.

Q1 2011 HIGHLIGHTS

  Metal revenues in Q1 2011 were $27,024,636 compared to $13,883,127 in Q1 2010.

  Income from operations was $10,448,724 in Q1 2011, compared to income from operations in Q1 2010 of $3,781,417 representing a 176% increase over the prior year.

  Cash flow from operations during Q1 2011 increased to $6,025,776 compared to cash from operations of $4,975,742 in Q1 2010.

  The Company produced 16,676 ounces of gold during Q1 2011, and sold 17,965 ounces of gold, compared to gold produced and sold during Q1 2010 of 11,319 ounces. This represents a 59% increase in gold production over last year.

  The Company’s cash cost per ounce in Q1 2011 was $5501 per gold ounce, with a cash cost per gold ounce in Q1 2010 of $6911

  In June, 2011, the Company replaced and restructured the $15 million gold-linked debt facility (the “Gold Loan”) with a Canadian dollar (C$) C$18 million credit agreement. The new credit agreement does not contain any payments which are indexed to movements in gold prices and thus allows the Company to freely realize current gold prices. In addition the new facility does not carry a guaranteed minimum payment as outlined in the previous Gold Loan.

  In June, 2011, the Company announced the appointment of Colin P. Sutherland, CA as Chief Financial Officer. Mr. Sutherland was previously President of Capital Gold Corp, President & CEO of Nayarit Gold Inc, and CFO of Aurico Gold Inc.

  In July, 2011, the Company announced the closing of a brokered private placement of 25,205,090 special warrants exchangeable into common shares of the Corporation previously issued to Pacific Road Resources Fund A, Pacific Road Resources Fund B, and Pacific Road Holdings NV at a price of C$2.51. On August 16, 2011, these 25,205,090 special warrants issued were exchanged for 25,205,090 common shares of the Company that were previously issued to Pacific Road.

  On August 3, 2011, the Company appointed Paula Rogers as a new director and chair of the audit committee.

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1 The Company has included a non-IFRS performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-IFRS Measures section in the MD&A

SUMMARIZED INTERIM FINANCIAL STATEMENTS AND OPERATING RESULTS

		Quarter ended		Quarter ended
		June 30, 2011		June 30, 2010
Gold ounces sold		17,965		11,319

Metal revenues		$27,024,636		$13,883,127
Production costs, excluding depletion and depreciation		$9,883,006		$7,828,540
Income (loss) before taxes		$9,650,003		($1,040,757)
Net income (loss)		$5,747,072		($1,011,768)
Net income (loss) per share		$0.04		($0.01)
Net income (loss) per share, diluted		$0.04		$0.00
Cash flow from (used in) operations		$6,025,776		$4,975,742
Total cash		$7,970,861		$5,057,659
Total assets		$131,528,031		$91,646,533
Cash dividends declared	$	Nil	$	Nil
Total cash costs per gold ounce		$550		$691
Average realized gold price per ounce		$1,507		$1,227

“The Company is focused on continued operational improvements on a quarter over quarter basis. The aggressive exploration program to increase the mine life at San Francisco has proven successful to date, and we anticipate publishing an updated NI 43-101 Resource and Reserve statement in the coming weeks, which will include approximately 90,000 metres of drilling since June, 2010,” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “The expansion plan from 12,000 tonnes per day to 18,000 tonnes per day is completed, with expected benefits of the expansion being realized in late 2011. The Company is focused on organic resource and reserve growth at San Francisco and La Chicharra, and is currently drilling at a rate in excess of 20,000 metres per month. The Company is well positioned to continue realizing current gold prices and record margins, while generating strong operating cash flow on a quarter over quarter basis.”

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year at a life of mine cash cost of approximately U.S. $489 per ounce. (Micon International NI 43-101F1 Technical Report dated November, 2010).

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.